December 29, 2010

VIA EDGAR

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commitssion
100 F Street, N.E.
Washington, D.C.

Re:	Select Medical Corporation Form 10-K Filed March 17, 2010 File No. 001-34465

Dear Mr. Riedler:

Select Medical Corporation and Select Medical Holdings Corporation (the “Companies”) confirm receipt of the letter dated December 20, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K. In response to the Staff’s comments, the Companies acknowledge that:

(1)	The Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SELECT MEDICAL CORPORATION
SELECT MEDICAL HOLDINGS CORPORATION

/s/ Michael E. Tarvin
Michael E. Tarvin
Executive Vice President, General Counsel and
Secretary